UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    JUPITER MARINE INTERNATIONAL HOLDINGS INC
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                                (Name of issuer)

                                 COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                  48206Q-10-3
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                SEPTEMBER 4, 2007
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  48206Q-10-3

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power       1,441,486
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power            0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power  1,441,486
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power       0
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11. Aggregate Amount Beneficially Owned           1,441,486
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     7.6%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

Common stock of Jupiter Marine International Holdings Inc., 1103 12th Avenue East, Palmetto, FL 34208.

ITEM 2.   Identity and Background

Timothy Stabosz, of 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any allegations, proceedings, judgements, or enjoinments of or related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

Personal funds in the aggregate amount of $155,433.81 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

Respondent is firmly opposed to the company's proposed reverse merger with Diamond Information Institute. Respondent believes that management's completing the reverse merger would represent an unconscionable betrayal of minority shareholders, a breach of fiduciary responsibility, and a blatant case of "self-dealing." (Management's proposal would allow insiders to go from 53% to 100% control of a $16 million in revenues boat business, while the 47% minority shareholders would suffer massive dilution, and "get stuck" owning 9% of an unproven $2 million in revenues jewelry business.) The dramatic 45% decline in Jupiter's common stock since the announcement of the proposed reverse merger (significant open market purchases by the respondent notwithstanding) evidences that the market is "voting with its feet," and believes that the transaction will destroy value for the minority shareholders, while enriching current management. It is soberingly clear to respondent that Jupiter's lone outside director, for some unknown reason, has abdicated his moral duty to protect the interests of outside shareholders of this "controlled entity."

Respondent believes Jupiter's common stock could be worth a multiple of the current trading price, if management's publicly disclosed income projections for the boat business in the next few years come to fruition, and that value for minority shareholders is best created by "walking away" from the Diamond transaction. Respondent believes that Jupiter has a successful business model, operates in a more specialized (and therefore more stable) "upper-end" niche, has a growing reputation for excellence in the industry, increasing brand equity and awareness, and that this is evidenced by Jupiter's outperforming many of its peers in revenue growth over the last several years. The company has a solid balance sheet, with no immediate need for additional capital. The recent consolidation into one facility in Palmetto will reduce costs and increase operating efficiencies. OUTSIDE SHAREHOLDERS HAVE THE RIGHT TO PARTICIPATE IN THAT UPSIDE, and not have Jupiter management force us out, and "take it all for themselves." (Based upon management's publicly disclosed projections for significant improvement in Jupiter's fundamentals over the next few years, and the fact that the financial "hit" of the Palmetto consolidation is behind the company, it seems evident that management is opportunistically attempting to "squeeze out" minority holders during a "trough" in the boat business's financial results.)

Respondent feels that if Jupiter management wants to show good faith with the reverse merger proposal, they should do what other "controlled entities" have done that respondent has held shares in, and put the proposal to a vote of the minority shareholders, mandating that "a majority of the minority" approve the transaction, to allow it to go forward.

Respondent has had discussions with Jupiter management, and intends to continue to have discussions with Jupiter management, to urge them to forgo the reverse merger. If management goes through with the proposal, respondent intends to exercise appraisal rights on 100% of his shares, as he believes that the current market price substantially undervalues Jupiter's boat business (and that the terms of the proposed reverse merger substantially undervalue Jupiter's boat business, and dramatically overvalue Diamond). Respondent is outraged by the "fairness opinion" provided by ManageSource Research, believes that it presents a wildly exaggerated valuation for Diamond having no foundation in reality, is a brazen act of financial chicanery, and an insult to any thinking investor. Respondent believes the independence of ManageSource is highly questionable, given the nature of the opinion, the fact that Jupiter paid $40,000 for the opinion, and the fact that Diamond separately paid ManageSource $22,500 for other services. With all of this in mind, respondent reserves the right to hold discussions with other shareholders and legal counsel in reference to the company generally, and/or specifically with regard to seeking an injunction to halt the Diamond transaction.

Respondent has acquired the shares for investment purposes. Respondent may, from time to time and at any time, acquire additional shares in the open market or otherwise, and reserves the right to dispose of any or all of his shares in the open market or otherwise, at any time and from time to time.

As a seasoned investor specializing in micro-cap "deep value" situations, respondent has been increasing his position in Jupiter stock because of its significant price decline, because it is selling for an extreme discount to tangible book value and sales per share, because of the solid balance sheet, and positive long-term prospects of the boat business. Furthermore, because he felt that crossing the 5% ownership threshold (and going on the public record as the largest outside shareholder--and the 3rd largest shareholder overall after Chairman & CEO Carl Herndon and CFO Lawrence Tierney) was more likely to demonstrate to management just how wrong the proposed transaction is, and because he is so convinced that Jupiter is undervalued at current prices, that he is willing to "go to appraisal," and argue at that time for just how much more Jupiter is worth, if the proposed transaction should not be voluntarily aborted, put to a vote of the minority shareholders, or otherwise enjoined.

Respondent believes that if Messrs. Herndon and Tierney want to control 100% of the boat business (quite obviously the actual reason for this proposed transaction), they need to make a good faith cash offer to shareholders, and not try to unceremoniously "dump off" the minority shareholders, leaving us with an ownership interest in an entity (Diamond) that has a significantly more uncertain future, a significantly higher risk profile, is in a market (jewelry) that is much more competitive than Jupiter's "upper-end" niche boat business, and, most importantly, represents an ownership interest that is worth scandalously less than the minority's current position in Jupiter.

Respondent emphasizes that each shareholder, in consulting with his financial advisor, based upon his unique set of circumstances, needs to decide for himself the desirability of an investment in Jupiter stock, the relative merits of the proposed reverse merger, the likelihood of the transaction going through or not going through (and the effect of either situation on the stock price), efforts and expenses involved in seeking appraisal of one's shares, etc.. Respondent makes no recommendation to other shareholders as to what they should do, in any regard.

Except as set forth above in this Item 4, the respondent has no plans or proposals which relate to, or could result in, any of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer

As of September 14, 2007, respondent has sole voting and dispositive power over 1,441,486 shares of Jupiter Marine International Holdings Inc. common stock. According to the the company's latest 10-Q filing, as of May 25, 2007, there were 18,863,861 common shares outstanding. Respondent is therefore deemed to own 7.6% of the company's common stock. Transactions effected by the respondent in the past 60 days were performed in ordinary brokerage transac-tions, on the OTC Bulletin Board, and are indicated as follows:

07/16/07  purchased 5000 shares @ $.091
07/17/07  purchased 25,000 shares @ .09
07/18/07  purchased 5000 shares @ .09
07/24/07  purchased 1200 shares @ .086
08/03/07  purchased 5000 shares @ .09
08/09/07  purchased 5000 shares @ .086
08/13/07  purchased 20,000 shares @ .09
08/15/07  purchased 40,000 shares @ .09
08/17/07  purchased 10,000 shares @ .085
08/20/07  purchased 5000 shares @ .082
08/23/07  purchased 37,000 shares @ .0803
08/30/07  purchased 30,000 shares @ .08
09/04/07  purchased 105,000 shares @ .0759
09/05/07  purchased 25,000 shares @ .075
09/06/07  purchased 105,000 shares @ .0755
09/07/07  purchased 20,000 shares @ .0703
09/10/07  sold      5000 shares @ .074
09/12/07  purchased 90,000 shares @ .0714
09/13/07  purchased 140,000 shares @ .0699
09/14/07  purchased 100,000 shares @ .0668

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  09/14/07
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor